Exhibit 2.1

AMENDMENT NO. 1 TO CONTRIBUTION AGREEMENT

This AMENDMENT NO. 1 TO CONTRIBUTION AGREEMENT (the “Amendment”) is entered into on February 3, 2015, by and between Videocon d2h Limited, a public limited company organized under the laws of the Republic of India (“Videocon d2h”), and Silver Eagle Acquisition Corp., a Delaware corporation (“SEAC”).

W I T N E S S E T H:

WHEREAS, Videocon d2h and SEAC entered into a Contribution Agreement dated as of December 31, 2014 (the “Contribution Agreement”), which among other things, provides for the contribution by SEAC of a substantial portion of its assets (consisting solely of cash) in exchange for such number of newly issued equity shares, face value 10 per share, of Videocon d2h, which shares will be represented by ADSs, which will be issued to the SEAC Distribution Record Holders (as directed by SEAC).

WHEREAS, pursuant to Section 10.9 of the Contribution Agreement, Videocon d2h and SEAC desire to amend the Contribution Agreement as provided in this Amendment.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties to this Amendment, intending to be legally bound, hereby agree as follows:

Section 1.                 Defined Terms. Capitalized terms used herein, unless otherwise defined herein, have the meanings ascribed to them in the Contribution Agreement.

Section 2.                 Amendment to Section 1.1(a). Section 1.1(a) of the Contribution Agreement is hereby deleted in its entirety and replaced with the following:

“(a) In accordance with the terms and subject to the conditions of this Agreement, at the Closing, SEAC shall contribute to Videocon d2h an amount in cash in U.S. Dollars of at least $200,850,000 (the “Contribution Amount”), and Videocon d2h shall issue, sell and deliver to the SEAC Distribution Record Holders (as directed by SEAC) in accordance with Section 1.2 of this Agreement, an aggregate number of Shares such that the SEAC Distribution Record Holders shall own, at the Closing, the relevant SEAC Distribution Record Holders Ownership Percentage of the Fully Diluted Equity Capital set out in the table attached hereto as Schedule 1.1 (which sets out the SEAC Distribution Record Holders Ownership Percentage ranging from 33.42% to 38.42% depending on the actual Contribution Amount contributed ranging from $200.85 million to $273.35 million) in respect of the applicable actual Contribution Amount contributed by SEAC to Videocon d2h pursuant to Section 1.2(a) of this Agreement. In the event that the actual Contribution Amount is an amount between any of the Contribution Amounts specified in the table attached hereto as Schedule 1.1, the SEAC Distribution Record Holders Ownership Percentage shall be adjusted proportionately between the related SEAC Distribution Record Holders Ownership Percentages in proportion to where the actual Contribution Amount falls between the two Contribution Amounts specified in such table.”

Section 3.                 Schedule 1.1. Schedule 1.1 of the Contribution Agreement is deleted in its entirety and replaced with Schedule 1.1 attached to this Amendment.

Section 4.                 Amendment to Section 1.1(c). Section 1.1(c) of the Contribution Agreement is hereby deleted in its entirety and replaced with the following:

“(c) The Parties agree that Videocon d2h shall issue to the Shareholders, by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of the Board of Directors of Videocon d2h) in accordance with applicable Indian Laws, 46,720,000 Shares, which is equivalent to 11,680,000 Videocon d2h ADSs (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) as follows: (i) upon satisfaction of the Initial Performance Hurdle, 50% of such Shares shall be issued by Videocon d2h to the Shareholders and (ii) upon satisfaction of the Subsequent Performance Hurdle, the remaining 50% of such Shares shall be issued by Videocon d2h to the Shareholders (the Shares referred to in clauses (i) and (ii) above, collectively, the “Shareholder Earnout Shares”); provided, however, that in the event that prior to the satisfaction of the Initial Performance Hurdle and/or the Subsequent Performance Hurdle, Videocon d2h files a draft red herring prospectus with the Securities and Exchange Board of India for an initial public offering of Videocon d2h in India, the Shareholder Earnout Shares shall be issued prior to filing of such draft red herring prospectus, so long as such Shareholder Earnout Shares may not be directly or indirectly sold, transferred, pledged or hedged as further set forth in the Shareholder Lockup, Tag Along and Voting Agreement and provided, however, that in the event that the Initial Performance Hurdle and/or Subsequent Performance Hurdle are not subsequently satisfied, Videocon d2h hereby agrees, and the Shareholders shall agree in the Shareholder Lockup, Tag Along and Voting Agreement, to undertake necessary actions in accordance with applicable Law to cause the effect of such issuance of Shareholder Earnout Shares to be nullified.

Section 5.                 New Section 5.9. A new Section 5.9 is added to the Contribution Agreement immediately following Section 5.8 of the Contribution Agreement as follows:

“Earnout Issuances. The Parties agree that Videocon d2h shall issue to the Sponsor 5,200,000 Shares to be represented by 1,300,000 Videocon d2h ADSs (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) increasing ratably to a maximum of 8,000,000 Shares to be represented by 2,000,000 Videocon d2h ADSs (as adjusted for splits, dividends, reorganizations, recapitalizations and the like), based on the applicable actual Contribution Amount contributed by SEAC to Videocon d2h pursuant to Section 1.2(a) of this Agreement, as part of the bonus issue contemplated under Section 1.1(c) as follows: (i) upon satisfaction of the Initial Performance Hurdle, 50% of such Shares (and corresponding Videocon d2h ADSs) shall be issued by Videocon d2h to the Sponsor and (ii) upon satisfaction of the Subsequent Performance Hurdle, the remaining 50% of such Shares (and corresponding Videocon d2h ADSs) shall be issued by Videocon d2h to the Sponsor (the Shares referred to in clauses (i) and (ii) above, collectively, the “Sponsor Earnout Shares”); provided, however, that in the event that prior to the satisfaction of the Initial Performance Hurdle and/or the Subsequent Performance Hurdle, Videocon d2h files a draft red herring prospectus with the Securities and Exchange Board of India for an initial public offering of Videocon d2h in India, the Shares (and corresponding Videocon d2h ADSs) issuable pursuant to this Section 5.9 shall be issued prior to filing of such draft red herring prospectus, so long as such Sponsor Earnout Shares may not be directly or indirectly sold, transferred, pledged or hedged as further set forth in the Sponsor Lockup Agreement and, provided however, that in the event that the Initial Performance Hurdle and/or Subsequent Performance Hurdle are not subsequently satisfied, Videocon d2h hereby agrees, and the Sponsor shall agree in the Sponsor Lockup Agreement, to undertake necessary actions in accordance with applicable Law to cause the effect of such issuance of Sponsor Earnout Shares to be nullified; provided further, however, that if for any reason, Videocon d2h shall not be permitted to issue such Shares and/or ADSs, Videocon d2h shall make such other issuances to the Sponsor that would result in the Sponsor receiving the same economic rights, benefits and privileges it otherwise would have been entitled to had the issuances of the Shares and/or ADSs contemplated by this Section 5.9 had been made.”

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Section 6.                 Amendment to Section 6.1(r). Section 6.1(r) of the Contribution Agreement is hereby deleted in its entirety and replaced with the following:

“(r) Videocon d2h shall have adopted a stock option plan, in accordance with applicable law, and shall have granted to Mr. Saurabh Dhoot stock options exercisable to receive 2,800,000 Shares, which is equivalent to 700,000 Videocon d2h ADSs, with 50% of such options vesting and becoming exercisable upon satisfaction of the Initial Performance Hurdle and the remaining 50% of such option vesting and becoming exercisable upon satisfaction of the Subsequent Performance Hurdle;

Section 7.                 “Excluded Equity Capital”. The definition of “Excluded Equity Capital” is deleted in its entirety and replaced with the following:

““Excluded Equity Capital” means, collectively, (i) the Shareholder Earnout Shares, (ii) any equity securities to be issued pursuant to the Videocon d2h Employees Stock Option Scheme 2014 (or any other scheme approved by the Board of Directors of Videocon d2h), (iii) the Sponsor Earnout Shares and (iv) any equity securities to be issued to Mr. Saurabh Dhoot as required by Section 6.1(r); provided, however, that solely for the purposes of Section 1.1(c), the reference to Fully Diluted Equity Capital shall take into account the Shareholder Earnout Shares”.

Section 8.                 “Sponsor Earnout Shares”. A new definition of “Sponsor Earnout Shares” shall be inserted alphabetically into Section 9 of the Contribution Agreement as follows:

““Sponsor Earnout Shares” has the meaning set forth in Section 5.9 above.”

Section 9.                 Amendment to Section 10.2. Section 10.2 of the Contribution Agreement is hereby deleted in its entirety and replaced with the following:

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“No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, other than as provided in Article 7 with respect to the SEAC Indemnitees and the Videocon d2h Indemnitees, as provided in Section 5.3, as provided in Section 4.14 and that the Sponsor shall be an express third party beneficiary of Section 5.9 entitled to enforce the provisions of Section 5.9 as if a direct party hereto and avail itself of the benefits of any remedy for any breach of such provision, all to the same extent as if it were a direct party hereto; provided, however, that with respect to any SEAC Distribution Record Holder of SEAC who is a SEAC Indemnitee, any rights or remedies available to such SEAC Distribution Record Holder under the terms of this Agreement may only be enforced by the SEAC Agent acting in accordance with Section 10.17.”

Section 10.             Effect of Amendment. Except as explicitly amended by the terms of this Amendment, the terms of the Contribution Agreement shall remain in effect and are unchanged by this Amendment.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed, all as of the day and year first above written.

VIDEOCON D2H LIMITED

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director

SILVER EAGLE ACQUISITION CORP.

By:	/s/ James A. Graf
Name:	James A. Graf
Title:	CFO

[Signature Page to Amendment No. 1 to Contribution Agreement]

Schedule 1.1

SEAC Distribution Record Holders Ownership Percentages

[See attached]